

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 17, 2006

Mr. Benjamin Leboe
Chief Financial Officer
Uranerz Energy Corporation
800 West Pender Street, Suite 1410
Vancouver, B.C. V6C 2V6

>   **Re: Uranerz Energy Corporation**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
>   **Filed April 14, 2006**
>   **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
>   **Filed October 11, 2006**
>   **File No. 000-50180**

Dear Mr. Leboe:

We have completed our review of your 2005 Form 10-KSB, as amended, and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief